November 20, 2012

Tia L. Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Viña Concha y Toro S.A. Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 30, 2012 File No. 001-13358

Dear Ms. Jenkins,

In my capacity as Chief Financial Officer of Viña Concha y Toro S.A.("Concha y Toro", "we" or the "Company"), I transmit for your review this letter that provides the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the "Commission")received in the letter dated November 06, 2012 (the "Comment Letter") regarding the Company's Annual Report on Form 20-F ("Form 20-F") for the Fiscal Year Ended December 31, 2011, filed with the Commission on April 30, 2012. This letter is keyed to the headings and comment numbers contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company's response.

Form 20-F for the fiscal year ended December 31, 2011

Notes to the Consolidated Financial Statements, page F-13

Note 15. Biological Assets, page F-67

1.
Based on your disclosures it appears to us that you measure your biological assets (grape vines and grapes on vine) at historic cost less accumulated depreciation and accumulated impairment losses, instead of fair value less costs to sell under IAS 41. Please confirm our understanding and, if so, further explain to us how you overcame the presumption in paragraph 30 of IAS 41 that fair value can be measured reliably for a biological asset and explain your basis for your inability to measure fair value reliably. In your response, tell us how you considered the Company’s extensive history as a vertically-integrated wine producer and its dependency on external vineyards for its grape supply when concluding that market-determined prices or values are not available and that alternative estimates of fair value are clearly unreliable. Refer to paragraph 30 of IAS 41. It appears that you have addressed this in part in your disclosure on page F-67; however, please provide us with a more comprehensive analysis to support your conclusion.

2.
We note your disclosure on page F-28 that “For agricultural product (grapes) which are in a growing process up to the grape harvest date, costs are accumulated up to the harvest date and then becomes a part of the inventory cost in the following processes…¨ Please explain why you have not measured agricultural produce at fair value less cost to sell at the point of harvest, as required by paragraph 13 of IAS 41. Specifically address paragraph 32 of IAS 41 in your response. It appears that you have addressed this in part in your disclosure on page F-67; however, please provide us with a more comprehensive analysis to support your conclusion

The wine company Concha y Toro SA, as indicated in Note 15 of the financial statements, includes as part of its biological assets vine plantings, in both development and production stages, and the agricultural produce grapes.

In accordance to IAS (International Accounting Standard) 41, biological assets should be measured at fair value less estimated costs to sell, unless fair value cannot be reliably measured. The IAS considers alternative valuation options:  market prices; present value of expected net cash flows from the asset; costs.

Regarding its biological assets and in accordance with IAS 41, in the case of assets for which it is not possible to determine fair market value reliably, the Company has determined to value them at historical cost less accumulated depreciation and impairment losses.

For the agricultural produce (grapes) which is in its growth stage, and up to the point of harvest, costs accumulated up to harvest time become part of the inventory cost in the following processes (IAS 2).

The conclusions of the technical study conducted by an external consultant, “A Biological Assets Valuation Model”, stated that it was not possible to determine a fair value reliably, as it was not possible to determine reliable values for future price and production quantities to use for the biological assets’ valuation.

It was also not possible to consider the issues set forward in paragraph 18 of IAS 41, regarding the case when there is no active market and the Company could have considered information from:

-	Prices of recent market transactions (transactions of the asset vines do not occur normally); there is no public price information.
-	There are no market prices of similar assets.
-
Sector benchmarks to obtain sales values, such as sale of hectares of land planted with vines; it is not possible to obtain information as there is no knowledge of this type of transactions or the prices involved.

As stated before, in the interest of complying with conditions established in IAS 1 – 41, Concha y Toro has made a significant effort to determine the best methodology to calculate the fair value of its biological assets.  To this end the Company opted for evaluating these assets using the method of discounted net flows, with certain modifications to take into account market volatility.

In this context, an estimate of the price and quantity of grapes (the agricultural produce) that will be produced by the biological asset is required. The complexity of making this estimate resides in that the grapes owned and grown by Concha y Toro are mostly grapes used to make premium category wines.  In fact, this type of grapes are grown and harvested in the Company’s own vineyards precisely because there is no market that provides the required grape qualities for the products designed to use these grapes, and thus there is no target price for our grapes in a formal market.

Regarding grape quantities, the Company still does not have a precise method that allows it to estimate the quantity produced each year, as this variable is strongly influenced by climatic and exogenous factors that directly affect grape production and which for the most part cannot be controlled by the Company.

In the absence of market prices and of precise production quantities, estimates must be used.  As there is no active market, price estimates will necessarily be dependent on subjective variables.  Regarding the estimated quantity of grapes produced by the biological asset, to date it cannot be estimated with any degree of confidence. Thus, if the input variables of any valuation model are “unreliable”, we can only conclude that the results shown by the model will also be unreliable.

IAS 41 presumes that the fair value of biological assets can be reliably measured. However, it may be the case that this presumption cannot be used in the initial recognition, when biological assets do not have market prices or values (paragraph 30, IAS-41).  Given this context, in 2011 the Company requested external consultants to go through the findings of previous years and determine whether they were still valid.

If in the future the fallible conditions to obtain reliable production quantities and prices, and of determining exact projections of exogenous variables persist, the alternative of historical cost will continue to be used.

 Market

-
The current market conditions in 2011 are unchanged with respect to those of previous years. Thus it is not possible to know of market transactions of vines, as there are not always buyers and sellers in the market and prices of transactions are not disclosed. Transactions are usually private and include the land together with the planted vines.

-
Regarding the grapes, Concha y Toro SA purchases lower quality grapes directly from producers.  The final prices paid depend on the quality of the grapes delivered by producers, which means that for the same grape variety final prices may be different, and may also differ from producer to producer.

-
On the other hand, the prices to be paid do not correspond to market transactions with participating buyers and sellers.   Prices depend on what has been agreed with each producer, the quality of grape the producer will deliver, the technical assistance required by the Company and other exogenous factors.

-	It must be noted that the Company’s own grape harvest corresponds to premium quality grapes, and therefore for this type of harvested grapes there are no market transactions.

In 2011 market conditions are unchanged for biological assets transactions.

-	There is no active market for such transactions.
-	It is not possible to reliably determine a fair value of these assets.
-	For fair value purposes it is not possible to considering the exceptions set out in (a), (b) and (c) of paragraph 18, IAS-41.

Valuation model based on present value of expected net cash flows, discounted at market rate

The result of the analysis of whether it is possible to build a model for calculating the present value of expected net cash flows, as an alternative to the historical cost currently in use, is presented below. For this analysis, the following variables were reviewed:

Quantities

The Company does not have an accurate method to estimate the quantity to be produced each year, given the volatile nature and influence of climatic and exogenous factors, for the most part out of the winery’s control, that affect grape production quantities.

The climatic and exogenous variables that impeded projections of production quantities in 2010 are still present in 2011.

Prices

-
The Company purchases grape directly using contracts with producers, where prices are confidential and different from one producer to the other, even if they produce the same grape variety.  There is no active market with buyers and sellers (producers) operating openly.

-	Grape varieties purchased by the Company are varietals, generic grapes, “País” grapes and blends, which differ from the premium and super premium varieties mainly grown in the Company’s own vineyards.

This implies that it is not possible to determine price targets to build a model, as there is no market which sets prices for premium and super premium quality grapes.  In addition, these varieties cannot be standardized with varieties purchased from third parties as no reliable approximation and /or equivalence parameters exist.

Therefore the prices necessary for a valuation model based on projected cash flows are a variable that cannot be calculated.

In 2011 the same conditions that prevented calculating production quantities and prices, to be used in a valuation model based on discounted cash flows are still present.  These conditions were extensively described in reports prepared for previous years.

With no market prices and known production quantities only subjective estimates can be made, which in turn are based on unsupported information.

Therefore, if the input variables used to build the valuation model are unreliable, the conclusion is that the results shown by the model will also be unreliable.

The company Trivento Bodegas y Viñedos has used historical cost less accumulated depreciation and impairment losses, according to paragraph 30 of IAS – 41, as it is not possible to reliably measure the value of these assets.

The grounds to support the valuation of company Trivento Bodegas y Viñedos’ biological assets at historical cost are summarized below:

Market

The Company purchases grapes in the market to producers whose prices are fixed according to the conditions set out in contracts, with adjustment clauses (for delivered quantity and quality).

There is no active market with freely operating buyers and sellers.

These purchases mostly concern lower quality grapes, such as varietals and “País” grapes, used to produce wines which are sold mostly in the domestic market at a price between US$2 – US$4 per liter (according to 2011 report).

The company grows grapes for its Reserve, Premium and Ultra Premium wines in its own vineyards.

There are no market prices to equate for this type of grape varieties, which could be standardized with those produced by the Company.

Prices

Prices are fixed directly between the Company and the producer.

A same grape variety, planted in the same area, may have different prices depending on the producer with whom the transaction is carried out.

The prices of grapes purchased from third parties (which are not disclosed and do not originate in an active market) cannot be standardized with prices of own harvested grapes as grape varieties are not comparable.  Grapes purchased from third parties are used for lower quality wines while Company-grown grapes are used for its reserve, premium and ultra premium wines.

There is no reliable procedure to standardize the varieties purchased from third parties with those grown by the Company and to link prices.

It is not possible to determine a fair value for the biological asset “Vines”, due to the following reasons:

-	There is no active market with buyers and sellers for this type of transaction.
-	Any vines transaction that may be carried out is not disclosed and are part of a private contract between the parties.
-	Vines in production stages are not sold. Transactions involve the companies owners of the vines (participation in company equity).

Construction of valuation model based on discounted future flows

According to the market analysis above, with no target price available or projections of own grape production, the fair value of biological assets cannot be determined reliably using a valuation model.

The main issues make the results of a valuation model for Trivento unreliable are the following:

Prices

It is not possible to determine a target price reliably as the prices of Company grape purchases refer to different varieties from those grown by the Company, and its own grapes cannot be standardized with grapes bought from third parties as their qualities are different and not comparable.

Quantities

Projections of quantities to be produced each year, to build the model, also cannot be reliably obtained as climatic and exogenous conditions cannot be established on solid bases.  These factors’ volatility prevents a technical basis for quantity projections.

According to the above and the analysis for 2011 one can conclude:

-	The conditions leading to the conclusion that there is no active market for biological assets have not changed.
-	No prices are available publicly.
-	No buyers and sellers operate freely at all times
-
Varieties (vines, grapes) are not homogeneous as this depends on where the producers are located (terroir). Also, a same terroir and a same grape variety can have different prices, depending on the producer.

-	A fair value cannot be reliably determined for biological assets.

In the case of the company in the United States, Fetzer Vineyards, Inc, one must consider that this subsidiary was acquired on 15 April 2011. For valuation purposes IFRS 3, “Business Combinations” was applied, which states that acquired identifiable assets are measured at their fair value at the acquisition date. This fair value did not differ significantly from book value.

As noted in the same Note 15 of the financial statements, and based on the history and analysis prepared by Fetzer, today it is unlikely to be able to reliably determine the valuation of biological assets (planted vines in growth/production) at “fair or reasonable value”, because in the U.S., where Fetzer has its vineyards, there is no active market for vine plantings either in the growth or production stages as these are not commonly traded assets in the wine industry.  There is no market with a sufficient number of transactions on these assets to determine reference prices for valuation purposes.  Given the high degree of subjectivity to qualify the adequacy (or quality) of the grapes (fruit) associated to a vine, for certain vine plantings there is no target market.

For the three countries mentioned, the agricultural produce, or grapes, from vines in production are is valued at their harvest value (cost) less accumulated impairment losses, if any. This valuation is the best estimate of fair value.

The cost of grapes purchased from third parties, present in semi-finished and finished products, is registered by the Companies at the value established the grape purchase contract signed with third parties.

Note 35. Contingencies, Restrictions and Lawsuits, page F-118

3.
We note your contingencies disclosure for the Argentina tax issue related to your Trivento subsidiary. In future filings please provide the information required by IAS 37.86, as applicable. To the extent that it is not practicable to disclose any of this information, please state that fact pursuant to IAS 37.91. In your response, please provide draft disclosure based on your December 31, 2011 Form 20-F.

IAS 37.86 requires registrants to provide disclosure for each contingent liability relating to an estimate of the contingency’s financial effect, an indication of uncertainties relating to the amount or timing of any outflow in settlement and the possibility of any reimbursement, unless the possibility of an outflow is remote. The Company believes that its defenses to the litigation described below are strong and, therefore, that the possibility of an outflow in settlement is remote, which is why the Company did not provide the disclosure required by IAS 37.86(a)-(c). Furthermore, the Company has determined that it is not practicable to estimate the financial effect of the litigation, within the meaning of IAS 37.91.

In future filings, the Company intends to provide disclosure similar to below:

The Company is currently subject to litigation in Argentina relating to a tax dispute with the Argentinean Federal Administration of Public Revenue ("AFIP") with respect to payment of income taxes by the Company’s subsidiary, Trivento Bodegas y Viñedos S.A. (“Trivento”).

On December 16, 2008, the AFIP challenged the Trivento’s income tax return for fiscal year 2002, determining that Trivento owed additional income taxes for fiscal year 2002, in the amount of $1,948,918.44 denominated in Argentine pesos, plus interest of $2,644,682.33 Argentine pesos (calculated as of December 12, 2008). The AFIP also imposed a fine of $974,459.22 Argentine pesos.

The basis of the AFIP’s determination was the Company’s treatment of certain amounts relating to lending operations to Trivento from Concha y Toro S.A. and VCT International S.A.. The Company has treated those operations as loans, and this treatment has been approved by the respective Boards and by the Central Banks of both countries. The AFIP, however, determined that the amounts should be treated as capital contributions. On February 11, 2009, the Company appealed the AFIP’s determination to the National Tax Court (Tribunal Fiscal de la Nación), under Article 76 of the LPT. Both parties produced evidence, including accounting expert evidence. Given the amount claimed by the AFIP, a lien was established on one of Trivento’s properties (Finca y Bodega de Tres Porteñas-San Martín) on September 17, 2009. To date, this lien remains in place.

During 2010, while the appeal was still pending, Trivento was notified that the AFIP was also challenging its income tax returns for the fiscal years 2003 and 2004. Trivento filed materials opposition to the challenge, but on December 9, 2010, the AFIP unilaterally determined that Trivento owed an additional $6,754,563.88 Argentine pesos, plus $9,175,733.75 Argentine pesos of interest and a $4,728,194.72 Argentine pesos as a fine. The basis of the AFIP’s challenge was the Company’s treatment of losses in relation to its income tax returns for the fiscal years 2003 and 2004. AFIP claims that such losses were completely absorbed in the 2002 tax return.

On February 1, 2011, the Company appealed the AFIP’s determination relating to the 2003 and 2004 income tax returns to the National Tax Court. The appeal was notified to the AFIP in April 2011. On April 27, Trivento was notified regarding the court ruling ordering the joinder of the appeals.

On August 12, 2011, the Company was notified that the AFIP was also challenging Trivento’s tax returns for the fiscal years 2005 and 2006 on the same basis on which it had challenged the 2003 and 2004 tax returns. The AFIP determined that Trivento owed an additional $2,905,591.92 Argentine pesos in income taxes and a fine of $1,370,562.23 Argentine pesos. The Company is still challenging the AFIP’s determination in administrate ground. The resolution of the administrative authority is still pending. In case of a negative resolution, the judgment will be also subject to appeal.

As of December 31, 2011, both parties were continuing to submit evidence. Once the presentation of evidence has concluded, the Court may order the parties to submit arguments, after which it will enter a verdict.

According to the company’s lawyers, Trivento has strong defenses to the AFIP’s determinations and strong grounds to support the position that Trivento’s tax returns for the fiscal years 2002, 2003, 2004, 2005 and 2006 conform to the law. As a result, the Company believes that the possibility of any outflow in settlement is remote. Given the complexity of the litigation, the uncertainty relating to the timing of the dispute’s resolution and the remote possibility of an outflow in settlement, the Company has determined that it is not practicable to estimate the financial effect of the litigation, to provide disclosure relating to the amount or timing of any outflow or to determine the possibility of any reimbursement.

As requested by the Commission in the Comment Letter, I acknowledge, on behalf of the Company, the following:

a)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company's responses to the comments or any other matters, please call me at (56-2) 476-5644.

Sincerely,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Vina Concha y Toro S.A.